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03012602

SD 3/5/03

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SEC FILE NUMBER
8-51865

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C. 165

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN. 1, 2002 (MM/DD/YY) AND ENDING DEC 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ANSLEY SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 COLONY SQUARE NE, SUITE 200
(No. and Street)

ATLANTA (City) GA (State) 30361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD P. CALSON 404-874-8158
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & HOWARD, P.C.
(Name — if individual, state last, first, middle name)

1795 PEACHTREE ST SUITE 300 (Address) ATLANTA (City) GA (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (2-89)

BP 3/13

OATH OR AFFIRMATION

I, DONALD P. CARSON, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c ANSLEY SECURITIES LLC, as c DECEMBER 31, 19 2002 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

NONE

Signature

PRINCIPAL

Title

Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cor solidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANSLEY SECURITIES, LLC
FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2002
with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the accompanying balance sheet of Ansley Securities, LLC (a wholly owned subsidiary of The Ansley Capital Group, LLC) (the Company) at December 31, 2002, and the related statements of income, member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Smith + Howard, P.C.

February 21, 2003

Suite 300, 1795 Peachtree Street, N.E., Atlanta, GA 30309
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash	$	6,968
Accounts receivable		300
Investments		213
	$	7,481

MEMBER'S CAPITAL

Member's Capital	$	7,481
	$	7,481

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenues		
Fee and retainer income	$	360,465
Expenses		14,590
Net Income	$	345,875

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2002

Member's Capital at December 31, 2001	$	7,603
Net Income		345,875
Distributions		(345,997)
Member's Capital at December 31, 2002	$	7,481

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities		
Cash received from customers	$	360,165
Cash paid to suppliers and employees		(14,590)
Net Cash Provided by Operating Activities		345,575
Cash Flows From Financing Activities		
Distributions		(345,997)
Net Cash Required by Financing Activities		(345,997)
Net Decrease in Cash		(422)
Cash at Beginning of Year		7,390
Cash at End of Year	$	6,968
Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	345,875
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Increase in accounts receivable		(300)
Total adjustments		(300)
Net Cash Provided by Operating Activities	$	345,575

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ansley Securities, LLC (the Company), a wholly owned subsidiary of Ansley Capital Group, LLC (the Parent), was formed on April 14, 1999. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934. The following is a summary of the significant accounting policies followed by the Company.

Income Taxes

As a limited liability company Ansley Securities, LLC is not liable for income taxes on its taxable income. Instead, the member is liable for corporate income taxes on the member's share of Ansley Securities, LLC taxable income. Therefore, the accompanying financial statements do not include a provision nor liability for income taxes.

NOTE 2 – COMMITMENTS

The Company has a management agreement with the Parent in which the Company is obligated to pay the Parent $1,000 per month in consideration of rent and other operating expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2002 and the net capital was $6,968.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

Member
Ansley Securities, LLC
Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Ansley Securities, LLC taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard, P.C.

February 21, 2003

Suite 300, 1795 Peachtree Street, N.E., Atlanta, GA 30309
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2002

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2002	$ 7,481	$ -	$ 7,481
Add: liabilities subordinated to claims of general creditors	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2002	7,481	-	7,481
Deduct: total non-allowable assets from balance sheet at December 31, 2002	(513)	-	(513)
Net capital before haircuts on security positions at December 31, 2002	6,968	-	6,968
Haircuts on securities at December 31, 2002	-	-	-
Net capital at December 31, 2002	$ 6,968	$ -	$ 6,968

There is no material difference between the focus report and the audited net capital for the year ended December 31, 2002.

ANSLEY SECURITIES, LLC
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

During the year ended December 31, 2002, there were no liabilities subordinated to general creditors.